Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated July 26, 2023 with respect to the consolidated financial statements of LeddarTech Inc. for the years ended September 30, 2022 and 2021 and our report dated July 26, 2023 with respect to the statement of financial position of LeddarTech Holdings Inc. as of April 12, 2023 included in the Registration Statement (Form F-4 Registration No. 333-275381) of LeddarTech Holdings Inc. and related Preliminary Proxy Statement of Prospector Capital Corp. and Prospectus of LeddarTech Holdings Inc. for the registration of common shares, warrants to purchase common shares, common shares underlying warrants and common shares underlying convertible notes of LeddarTech Holdings Inc.

/s/ Ernst & Young LLP

Montreal, Canada

November 29, 2023